EXHIBIT 11
                        QMS, INC. AND SUBSIDIARIES
           STATEMENT RE COMPUTATION OF PER SHARE EARNINGS (LOSS)


(in thousands, except per        September     October        October
 share amounts)                      30,          1,             2,
                                    1994         1993          1992

Net Income (Loss)                $  2,960      $(3,396)       $(2,933)
                                  =======       =======        =======

Shares used in this
computation:
  Weighted average common
  shares outstanding               10,699        10,690         10,875

  Shares applicable to stock
  options, net of shares
  assumed to be purchased
  from proceeds at
  average market                       24           102            119
                                  -------       -------        -------

Total shares
earnings per
share computation (primary)        10,723        10,792         10,994

  Shares applicable to stock
  options in addition to those
  used in primary computation
  due to the use of period-
  end market price when
  higher than average                  38            29              0
                                  -------       -------        -------

Total fully diluted shares         10,761        10,821         10,994
                                  =======       =======        =======

Earnings (loss) per
common share
  Primary:
       Net Income (loss)         $   0.28       $ (0.31)       $ (0.27)
  Fully Diluted:
       Net Income (loss)         $   0.28       $ (0.31)       $ (0.27)

Weighted average number of
shares used in computing
earnings per share:
  Primary                           10,723       10,792         10,994
  Fully diluted                     10,761       10,821         10,994